EXHIBIT 12.1

ADOBE SYSTEMS INCORPORATED
Consolidated Ratio of Earnings to Fixed Charges and
Consolidated Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)	Year Ended
	November 28, 2014	November 29, 2013	November 30, 2012	December 2, 2011	December 3, 2010
Earnings:
Income before provision for income taxes	$361,376	$356,141	$1,118,794	$1,035,230	$943,151
Add: fix charges	87,720	94,794	94,721	94,511	82,953
Total earnings	$449,096	$450,935	$1,213,515	$1,129,741	$1,026,104

Total fixed charges(*)	87,720	94,794	94,721	94,511	82,953
Ratio of earnings to fixed charges	5.1	4.8	12.8	12.0	12.4
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(*)	Fixed charges consist of interest charges, the amortization of debt issuance costs and an estimate of interest as a component of rental expense.
Currently, we have no shares of preferred stock outstanding and we have not paid any dividends on preferred stock in the periods presented. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are not different from the ratios of earnings to fixed charges.